PHILLIPS NIZER LLP
666 Fifth Avenue, 28th Floor
New York, NY  10103
(212) 977-9700

November 12, 2010

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 23, 2010
File No. 333-158474

Gentlemen:

On behalf of my firm’s client SignPath Pharma Inc. (the “Company”) we are providing you with the Company’s responses to the Staff’s comments dated October 15, 2010.

1.  While the restatements described here for the quarterly periods ended March 31, 2009, June 20, 2009, September 30, 2009, and March 31, 2010 and the annual period ended December 31, 2009 appear material, you have not amended any Forms 10-Q or 10-K relating to these periods.  Please tell us why you do not believe these forms need to be amended or when you plan to amend them.

Response:
The Company is working to prepare the restatements for the periods affected by the error.  However, the Company has limited personnel and their primary focus is to complete a timely filing of its Form 10-Q for the period ended September 30, 2010 and then will file amended reports subsequent to that filing.

Mr. Jim B. Rosenberg
November 12, 2010

2.  Please provide a description of the terms that triggered preferred stock and warrants to be classified as liabilities.  For example, if exercise price reset feature triggered this accounting, describe how the exercise price will be adjusted and the inputs considered in the adjustment.

Response:
On January 1, 2009, EITF 07-05 became effective which triggered the required derivative accounting for these instruments.  The Company has issued preferred stock and attached warrants with a clause which stipulates that if the Company issues or sells shares of common stock or any derivative securities for less than the $0.85 per share initial conversion price, the initial conversion price of the Preferred Stock will be reset to such conversion price and the Warrants to 150% of the Preferred Stock conversion price, as adjusted.  No issuances of Common Stock or derivative securities for less then $0.85 per share have been made to trigger any adjustments.

3. Please revise your discussion to describe the weaknesses that resulted in the accounting errors.  Furthermore, disclose the steps you have taken to remediate this weakness, if any.

Response:
The Company has described the weakness that resulted in the accounting error. As found in the report, the Company disclosed that “due to limited resources, the Company is unable to maintain adequate segregation of duties and does not have an audit committee.”  The lack of the oversight of an audit committee and the overall limited resources of the Company led to this error.  Additionally, the Company stated that “There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the period ended June 30, 2010.”

Subsequent to June 30, 2010, on July 12, 2010, Jack Levine, CPA was appointed to the Company’s Board of Directors.  The Company presently does not have any committees of the Board of Directors, which acts together on all matters. The Company is not required to comply with the director independence requirement of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the independent rules of Nasdaq provided by Rule 4200(a)(15).  As of the date of this report, Dr. Arthur Bollon and Jack Levine, two of our three directors, are non-officer independent members of the Board of Directors. Jack Levine is an Audit Committee Financial Expert as defined in Item 407(d)(5)(i) of Regulation S-K.  Arthur Bollon is also an independent director.

Mr. Jim B. Rosenberg
November 12, 2010

Please do not hesitate to call me at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc:	Dr. Lawrence Helson